UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20S49

Public

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

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SEC FILE NUMBER

8-51851

**FACING PAGE**

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/2025  AND ENDING  12/31/2025
                                   MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STONEBRIDGE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 112TH AVE NE, SUITE 300
(No. and Street)

BELLEVUE                          WA                          98004
(City)                           (State)                     (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL HENDRICKSON  206-770-9700            MIKEH@STONEBRIDGESECURITIES.COM
(Name)              (Area Code-Telephone Number)        (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports am contained in this filing*

OHAB AND COMPANY, PA
(Name - if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130  MAITLAND        FL        32751
(Address)                       (City)          (State)   (Zip Code)

JULY 28, 2004                              1839
(Date of RegimaUon with PCAOS)(if applicable)    {PC.OS Ref>lratioo N,mbe,, if •l!l"icab ll

## FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-S(e)(l)(ii), if applicable.

**Persons who are to respond to the collection of Information contained In this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL HENDRICKSON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STONEBRIDGE SECURITIES LLC_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
_Michael Hendrickson_

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Stonebridge Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

# Ohab and c:alnpang. l.A-

| 100 L Syhclia Ave. Suite 130 | Certified Public Accollln/ants | Telephone 407-740-7311 |
| Maitland. H . 32751 | Email pam@ohabco.com | Fax 407-740-6441 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Stonebndge Securities. LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonebridge Securities, LLC as of December 31. 2025. and the related notes (collectively referred to as the "financial statemenr). In our opinion, the financial statement presents fairly, m all material respects. the financial position of Stonebridge Securities, LLC as of December 31, 2025 in conformity with accounting principles generally acc:epted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Stonebridge Securities, LLC'$ management. Our res,ponsibility is to express an opinion on Stonebridge Securities, LLC's financial statement based on our audit. We .;ire a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stonebridgc:1 Securities, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is fE-e of material misstatement. whether due to error or fraud. Our audit included performing procedures to asse:;s the risks of material misstatement of the financial statement. whether due to error or fr,:1ud, and performing proc«ures that respond to those nsks. Such procedures included examining, on a test ba:iiS, evidence regarding the amounts and disclosures in the financial statements Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements We believe that our audit provides a reasonable basis for our opinion.

We have served as Stonebndge Securities, LI.C's auditor since 2018

Maitland. Florida

March 23, 2026

# Stonebridge Securities, LLC
## Statement of Financial Condition
### December 31, 2025

### Assets

| | |
|---|---:|
| Cash | $ 63,643 |
| Receivables from customers | 73,500 |
| Allowance for doubtful accounts | (73,500) |
| Prepaid expenses and other | 4,173 |
| **Total current assets** | 67,816 |
| Equipment | 26,05.5 |
| Accumulated depreciation | (26,05.St |
| Net Equipment | .. |
| Total Assets | $ 67,816 |

### Liabilities and Member's Equity

**Liabilitfos**

| | |
|---|---:|
| Accounts payable | $ 8,154 |
| Accrued expenses | - |
| Total Liabilities | 8,154 |

**Member's Equity**

| | |
|---|---:|
| Member's equity | 59,662 |
| **Total Member's E<1uity** | 59,662 |
| **Total Liabilities and Member's Equity** | $ 67,816 |

*The accompanying notes are an integral part of theses financial statements.*

**Stonebridge Securities, LLC**
**Notes to Finaltldal Statements**
**December 31, 2025**

## Note 1: DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Stonebridge Securities, LLC (the "Company"), a Washington limited liability company, was organized on March 19, 1999, under the name of Base Capital Securities, L.L.C. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company is engaged in a single of business as a securities broker-dealer, which is comprised of several classes of service:; including principal transactions, investment banking and merger and acquisitions. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's services include raising capital for customers through the private placement process by placing securities with accredited investors, providing fee based financial structuring and consulting.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (1), the broker-dealer is relying on footnote 74 to file the exemption and is not claiming an exemption.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Signfficant Judgments*

Revenue from contracts from customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple perfomlance obligations are identified; when to recognize revenue baseel on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*M&A Advisory Fees*

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) er the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangement in which the perfonnance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, all amounts were immaterial.

*Cash*

The Company considers all highly liquid investments purchased with an original maturity of three months or less as cash. At times during the year, the Company had cash in excess of the federally insured limits on deposit in a single credit institution.

*Credit Losses*

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, th, Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company did not have any accounts receivable at December 31, 2025 of $73,500 which was fully allowed for doubtful accounts of the same $73,500.

*Equipment*

The Company capitalizes expenditures greater than $2,000 that materially increase asset lives and charges ordinary maintenance and repairs to operations as incurred. When assets are sold or otherwise disposed of: the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income.

Depreciation of equipment is computed using the straight-line nethod between 3 and 5 years. Depreciation expense for the years ended December 31 ı 2025 is $0.

At each balance sheet date, the Company evaluates the carrying value of its long-lived assets, and the propriety of remaining lives of such assets considl ring whether any events have occmTed our conditions have developed which may indicate that remaining lives or amortization methods require adjustment. If such evaluations were to indicate an impairment of these assets, such impairment would be recognized by a write-down of the applicable assets. No impairment write-down was necessary for the years ended December 31, 2025.

## Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or li2.bility for Federal Income Taxes is included in these financial statements.

State income taxes are provided for the tax effects of traci;actions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

## Note 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair val.ue hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value ʾising Level I inputs because they generally provide the most reliable evidence of fair value.

*Level 1* Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

*Level 2* Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following presents the Company's year-end date assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Money Market | $15,243 | $ . | $15,243 |
| Securities sold not yet purchased | - | .. | - |
| Investments at fair value | $15,243 | $ - | $15,243 |

## Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

## Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $55,489 which was $50,489 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $8,154 to net capital was 1.46 to 1, which is less than the 15 to 1 maximum allowed.

## Note 6: COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies as of December 31, 2025.

## Note 7: SEGEMENT REPORTING

The Company is engaged in a single line of business as a secudtie8 broker--dealer, which is comprised of several classes of services, including principal transactions, investment banking, and consulting. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM mxs excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 85 percent of its total revenues from a single external customer in 2025.

## Note 8: COMPANY CONDITIONS

The Company has income of $28,822 for the year ending December 31, 2025. The Company's member has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operation.

Management expects the Company to continue as a going-concern and the accompanying financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going-concern.

## Note 9: SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 23, 2026, the date these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of the report that would have a material impact on the financial statements.